82-1819

Ridgeway
Petroleum Corp.

03 APR -8 AM 7:21

SUPPL

03007911

NEWS RELEASE 82-1819

RIDGEWAY PETROLEUM ANNOUNCES PRIVATE PLACEMENT

Listed: TSX Venture Exchange (Symbol: RGW)
Listed: Frankfurt Stock Exchange (Symbol: RWP)

CALGARY, March 26, 2003-- Ridgeway Petroleum Corp. (the "Company") has arranged, subject to regulatory approval, a non-brokered 250,000 unit private placement at $2.00 per unit for aggregate proceeds of $500,000. Each unit comprises one share of the Company and one non-transferable share purchase warrant entitling the holder to purchase one additional share of the Company at a price of $2.25 per share for two years from the date of the closing of the private placement. No commissions are payable on this transaction.

PROCESSED
APR 16 2003
THOMSON FINANCIAL

The proceeds of the private placement will be used for lease rental payments on the Company's St. Johns Helium/CO_2 Project in Arizona and New Mexico and for general working capital.

About Ridgeway Petroleum: Ridgeway has been exploring for oil and gas in North America since 1980. Among its holdings (in the St. Johns Anticline of eastern Arizona and western New Mexico) is the largest known accumulation of undeveloped Helium and CO_2 in the world. Helium is indispensable for such applications as MRI processing in hospitals, the success of NASA space shuttle missions, and research using superconducting magnets, while CO_2 is critical to the Enhanced Oil Recovery industry. According to a recent study by J. R. Campbell & Associates, Inc., the Lexington, Mass.-based market research firm, even after factoring in the potential production of significant quantities of Helium over the next few years from new sources such as the Ridgeway asset, the world demand for Helium (projected to reach 8.2 billion standard cubic feet ("scf") annually by the year 2010) will outpace supply at that time by as much as a billion scf per year.

dlw 4/14

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com

For more information, please contact Don Currie, toll-free 1-888-990-3551 or visit our Website at www.ridgewaypetroleum.com.

ON BEHALF OF THE BOARD OF DIRECTORS

FOR Walter Ruck, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Certain statements in this News Release constitute "forward looking statements" within the meaning of the Private Securities Litigations Reform Act. of 1995. Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements.